SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 June 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 9 June 2008
99.2	Transaction in Own Shares dated 9 June 2008
99.3	Holding(s) in Company dated 10 June 2008
99.4	Transaction in Own Shares dated 10 June 2008
99.5	Transaction in Own Shares dated 11 June 2008
99.6	Transaction in Own Shares dated 12 June 2008
99.7	Transaction in Own Shares dated 13 June 2008
99.8	Holding(s) in Company dated 16 June 2008
99.9	Holding(s) in Company dated 16 June 2008
99.10	Transaction in Own Shares dated 16 June 2008
99.11	Transaction in Own Shares dated 18 June 2008
99.12	Transaction in Own Shares dated 19 June 2008

99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS notification required by  DR 3.1.4R(1).

1. Name of the  issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with  DR  3.1.4R(1)(a); or

(ii)  DR  3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of  person discharging managerial responsibilities/ director

David Webster
Director

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/director named in 3 and identify the  connected person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of  shares (including  class ), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them

DAVID WEBSTER

8. Nature of the transaction

Purchase of shares on 6 June 2008 under the Company's Dividend Reinvestment Plan

9. Number of  shares , debentures or financial instruments relating to  shares acquired

582

10 . Percentage of issued  class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of  shares , debentures or financial instruments relating to  shares disposed

NOT APPLICABLE

12. Percentage of issued  class disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share  or value of transaction

Shares purchased at £7.994366 PER SHARE

10. Date and place of transaction

06 June 2008, United Kingdom

11. Total holding and notifiable interests in shares following notification

32,125 Ordinary Shares

12. Date issuer informed of transaction

09 June 2008

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine  SPRINGETT 01753 410242

Name and signature of duly authorised officer of  issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

09 June 2008

END

99.2

9 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 758.87671p per share.

99. 3

10 June 2008

TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification  (please state  Yes/No ):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: Yes

An event changing the breakdown of voting rights : (No)

Other (please specify): (No )

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)  (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

06 June 2008

6. Date on which issuer notified:

09 June 2008

7. Threshold(s) that is/are crossed or reached:

Below 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13[29] / 47 pence each	16,352,025	16,352,025

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 /47 pence each	4,123,730	4,123,730		1.40%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	19/09/2008		4,824,192	1.65%
Physically Settled Call Options	17/10/2008		2,466,096	0.84%

Total (A+B)

Number of voting rights	% of voting rights
11,414,018	3.89%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	11,317,272	3.86%
Morgan Stanley & Co Incorporated	1,846	0.00%
Morgan Stanley Capital (Luxembourg) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of  291,153,270

14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.4

10 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 752.894462 p per share.

99.5

11 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 600,000 of its ordinary shares at a price of 722.142532p per share.

99.6

12 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 722.953593p  per share.

99.7

13 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that  it has today  purchased for cancellation 300,000  of its ordinary  shares at a price of 728.089 p  per share.

99.8

16 June 2008

TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :

InterContinental Hotels Group PLC

2.  Reason for the notification  (please state  Yes/No ) :

An acquisition or disposal of voting rights : Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: ( No )

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)  ( if different from 3.):

N/A

5. Date of the transaction  (and date on which the threshold is crossed or reached if different):

12 June 2008

6. Date on which issuer notified:

16 June 2008

7. Threshold(s) that is/are crossed or reached:

To over 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	11,414, 018	11,414,018

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 /47 pence each	4,866,234	4,866,234		1.67%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	19/09/2008		4,824,192	1.65%
Physically Settled Call Options	17/10/2008		2,466,096	0.84%

Total (A+B)

Number of voting rights	% of voting rights
12,156,522	4.17%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	12,059,776	4.14%
Morgan Stanley & Co Incorporated	1,846	0.00%
Morgan Stanley Capital (Luxembourg) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:
Notification using the total voting rights figure of 291,153,270

14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

 99.9

16 June 2008

TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2.  Reason for the notification  (please state  Yes/No ):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley ( Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s)  (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13 June 2008

6. Date on which issuer notified:

16 June 2008

7. Threshold(s) that is/are crossed or reached:

To below 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13[29] / 47 pence each	12,156,522	12,156,522

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 29 /47 pence each	4,271,195	4,271,195		1.46%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically Settled Call Options	19/09/2008		4,824,192	1.65%
Physically Settled Call Options	17/10/2008		2,466,096	0.84%

Total (A+B)

Number of voting rights	% of voting rights
11,561,483	3.97%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	11,464,737	3.94%
Morgan Stanley & Co Incorporated	1,846	0.00%
Morgan Stanley Capital (Luxembourg) SA	81,900	0.03%
Morgan Stanley Bank AG	13,000	0.00%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 291,153,270

14. Contact name:

Catherine Springett, Deputy Company Secretary
InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

99.10

16 June 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares at a price of 727.4890p per share.

 99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that  today  it  purchased for cancellation 150,000 of its ordinary shares at a price of 712.2907p per share.

 99.12

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it  purchased for cancellation  550,000 of its ordinary shares at a price of 707.7317p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 June 2008